NSAR ITEM 77C

Van Kampen American Capital Global Managed Assets Fund


(a)	A Special Meeting of Shareholders was held on May 28, 1997.

(b)	The election of Trustees of Van Kampen American Capital Global Managed
	Assets Fund (the "Fund") included:

	J. Miles Branagan, Richard M. DeMartini, Linda Hutton Heagy,
        R. Craig Kennedy, Jack E. Nelson, Jerome L. Robinson,
        Phillip B. Rooney, Fernando Sisto and Wayne W. Whalen

(c)	The following were voted on at the meeting:

        1) Approval of New Investment Advisory Agreement in the event of a change of control of the Adviser.

                  For     1,237,391              Against  10,163

		Approval of New Subadvisory Agreement in the event of a change of control of the Adviser.

                  For     1,242,543              Against  11,756

        4) For each AC Fund, to Ratify the Selection of Price Waterhouse LLP Independent Public Accountants for its Current Fiscal Year.

                  For     1,242,122              Against 7,426